12010246

SEC Mail Processing Section

FEB 27 2012

Washington, DC 125

2/29/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunrise Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 23rd Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Trears (212)354-6234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City), NJ (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, John Trears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Brokers, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

SREEWATTIE GOBIN
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01G06212568
COMM. EXP. 10-13-2013

2-10-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE BROKERS, LLC

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Sunrise Brokers, LLC
Table of Contents
December 31, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members
Sunrise Brokers, LLC

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the basic financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sunrise Brokers, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 21, 2012
Somerville, New Jersey

Sunrise Brokers, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 2,735,128
Commissions receivable	760,825
Furniture and equipment, net	201,964
Prepaid expenses and other assets	72,427
	$ 3,770,344

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 328,659
Accrued compensation	701,506
Deferred lease obligation	24,861
Due to affiliate	670,043
Due to parent	100,000
Total liabilities	1,825,069
Subordinated borrowings	
Liabilities subordinated to the claims of general creditors - member loan	230,000
Members' equity	1,715,275
	$ 3,770,344

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Nature of Business

Sunrise Brokers, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides equity and equity derivatives trading services to institutional clients and other broker-dealers in exchange for commissions.

The Company's majority member is SBL Sunrise Brokers Limited (the "Parent"). There is also an individual minority member. The Company has certain transactions with Sunrise Brokers, LLP (the "Affiliate"), a London-based broker affiliated with the Company through common ownership interests. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

2. Significant Accounting Policies

Cash

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Commissions Receivable

Commissions receivable are comprised of amounts due for processed trades. Receivables in excess of 30 days are determined to be past due. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. The Company has determined that no allowance for doubtful accounts is required as of December 31, 2011.

Equipment and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition

Commission income and related expenses are recorded on a trade-date basis, as required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the statement of income.

The Company has analyzed its tax positions and has concluded that there are no unrecognized tax benefits at December 31, 2011. All of the Company's previously filed U.S. Federal and NY State tax returns are subject to income tax examination. There are no tax related penalties or interest reflected on these financial statements.

4. Equipment and Leasehold Improvements

Furniture and equipment, at cost, consisted of the following as of December 31, 2011:

Computer equipment	$ 257,359
Leasehold improvements	24,282
	381,641
Less accumulated depreciation	(179,677)
	$ 201,964

Depreciation and amortization expense was $114,002 for the year ended December 31, 2011.

5. Liabilities Subordinated to the Claims of general creditors – member loan

On April 22, 2010, the Company entered into a loan agreement with its Parent totaling $230,000. The loan, which is subordinated to claims of general creditors, bears interest at 4.5% per annum, and matures on April 30, 2013. Interest expense incurred on the loan amounted to $10,350 for the year ended December 31, 2011.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

5. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents and commissions receivable. The Company maintains noninterest bearing domestic and foreign bank accounts. The domestic accounts are fully insured by the Federal Deposit Insurance Corporation. The foreign account, representing 93% of cash held at December 31, 2011, is uninsured.

The Company has commissions receivable from customers totaling $760,825 of which approximately 42% is due from three customers.

Approximately 10% of the Company's commissions revenue was earned from one customer.

6. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents, commissions receivable and prepaid expenses are carried at contracted values which approximate fair value. Similarly, accrued expenses, due to affiliate and due to parent are carried at contracted amounts, which approximate fair value.

7. Commitments and Contingencies

Operating Leases

In February 2010, the Company entered into an agreement to lease office space in New York, NY, under a three year operating lease which expires May 15, 2013. Future annual minimum lease payments as of December 31, 2011 are as follows:

2012	$ 235,046
2013	88,142
	$ 323,188

The Company records the lease obligation on a straight-line basis. Amounts recorded to expense that are in excess of amounts due under the lease are included in deferred rent and amounted to $24,861 as of December 31, 2011.

The Affiliate is contingently liable for a $110,350 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit. The letter of credit expires on August 31, 2013.

Total rent and occupancy costs related to this lease amounted to $227,317 for the year ended December 31, 2011.

8. Related Party Transactions

The Company has an expense sharing agreement with the Affiliate as they utilize common services. The agreement provides for the Affiliate to pay for certain expenses and for the Company to reimburse the Affiliate the percentage of these expenses relating to the Company's activities. For the year ended December 31, 2011, the Company was charged $96,825 for such back office shared expenses.

The Company has a factoring agreement with the Affiliate whereby the Affiliates purchases commissions receivable at a cost of 3.5% of the underlying receivables on a nonrecourse basis. For the year ended December 31, 2011, the Company factored $5,925,000 to the Affiliate. The related finance cost of $207,375 is reflected in the statement of income.

Due to Affiliate represents amounts paid by the Affiliate on behalf of the Company and finance costs charged by the Affiliate for the factored commissions receivable. The amount owed to the Affiliate at December 31, 2011 is $670,043. This amount is not subject to interest and is expected to be repaid in the ordinary course of business.

Due to Parent represents an advance from the Parent for $100,000 which is non-interest bearing and is due and payable on demand.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

10. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company's net capital and net capital requirements of $910,059 and $121,671, respectively resulted in excess net capital of $788,388. The Company's percentage of aggregate indebtedness to net capital was 2.01 to 1.

11. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members
Sunrise Brokers, LLC

In planning and performing our audit of the financial statements of Sunrise Brokers, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown PC

February 21, 2012
Somerville, New Jersey